Rule 424(b)(3)
No. 333-107486

CNL RETIREMENT PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 21, 2005 and the Prospectus Supplement dated June 14, 2005. Capitalized terms used in this Supplement have the same meaning as in the Prospectus and the Prospectus Supplement unless otherwise stated herein.

Information as to proposed Properties for which the Company has entered into initial commitments to acquire and the number and types of Properties acquired by the Company are presented as of July 13, 2005, and all references to commitments and Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after July 13, 2005, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

The following table sets forth the type, location and acquisition date for each of the Properties acquired by the Company between May 26, 2005 and July 13, 2005.

Type and Location	Date Acquired

Retirement Community
Encore Senior Living
Victorville, CA	6/30/05

Medical Office Buildings
Chattanooga, TN (Memorial Plaza)	6/30/05
Chattanooga, TN (Mission Surgery Center)	6/30/05

Walk-in Clinics
Little Rock, AR (Rodney Parham)	6/30/05
Little Rock, AR (South University)	6/30/05

The Encore Property is an independent living/assisted living Property, which opened in 1990. This Property includes ten independent living units and 39 assisted living units.

The medical office buildings represent approximately 151,000 square feet.

As of July 13, 2005, we owned interests in 250 Properties consisting of 188 seniors' housing Properties, 59 medical office buildings, two walk-in clinics and one undeveloped tract of land, and a 55% ownership interest in a development and property management company that either manages or is developing 37 of our medical office buildings and two of our walk-in clinics. In addition, we have commitments to acquire ownership interests in two entities that are expected to develop two medical office buildings. The seniors' housing Properties are or are expected to be leased on a long-term, triple-net basis and are managed by Operators of seniors' housing facilities. The medical office buildings are or are expected to be leased on either a gross basis or a triple-net basis for a period of five to 20 years.

As of July 13, 2005, 108 of our 188 seniors' housing Properties are operated by Sunrise Senior Living Services, Inc. Additionally, two of the Properties we owned as of July 13, 2005 are being developed by Sunrise Development, Inc., a wholly owned subsidiary of Sunrise Senior Living Services, Inc. Upon completion of each development, the Property will be operated by Sunrise Senior Living Services, Inc. Seven additional Operators manage our remaining 78 seniors' housing Properties as of July 13, 2005.

July 22, 2005	Prospectus Dated March 21, 2005

The Board of Directors declared Distributions of $0.0592 to stockholders of record on June 1, 2005, payable by June 30, 2005, and on July 1, 2005, payable by September 30, 2005.

On July 13, 2005, we entered into an amendment (the "First Amendment") to the Renewal Agreement dated as of May 2, 2005 with the Advisor, which renewed the Advisory Agreement for an additional one-year term commencing on May 3, 2005, and ending on May 3, 2006. The First Amendment provides that the Advisory Agreement be amended to reduce the percentage rate(s) of Total Proceeds to be used in determining Acquisition Fees payable to the Advisor under the Advisory Agreement from 4.0% to 3.0%. This reduction is deemed to be effective as of May 3, 2005. All references to Acquisition Fees in other sections of the Prospectus, including the summary and the cover page, are revised to reflect the percentage (as set forth above) applicable to Acquisition Fees paid after May 2, 2005.

THE OFFERINGS
GENERAL

As of July 13, 2005, the Company had received subscriptions from this offering for 34.0 million Shares totaling $336.4 million in Gross Proceeds. As of July 13, 2005, the Company had received aggregate subscriptions for 252 million Shares totaling $2.52 billion in gross proceeds, including 8.7 million Shares ($83.6 million) issued pursuant to the Reinvestment Plan from its Prior Offerings and this offering. As of July 13, 2005, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and offering expenses, totaled $2.3 billion. As of July 13, 2005, the Company has used $1.9 billion of net offering proceeds, $71.4 million in advances relating to its line of credit and $1.2 billion in Permanent Financing, as well as the assumption of $88.5 million in bonds payable, to invest $3.3 billion in 250 Properties. As of July 13, 2005, the Company had repaid $51.4 million in advances relating to its line of credit, had paid $176 million in Acquisition Fees and Acquisition Expenses, including Acquisition Fees on Permanent Financing, and had used $24.9 million to redeem 2.6 million Shares of Common Stock, leaving $109.5 million available to invest in Properties, Mortgage Loans and other Permitted Investments. For a discussion regarding our management strategy with respect to this offering for the remainder of 2005, see the section of the Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

PROSPECTUS SUMMARY

CNL RETIREMENT PROPERTIES, INC.

MANAGEMENT COMPENSATION

The following information updates and replaces the corresponding information on page 10 of the Prospectus.

Acquisition Stage.

Acquisition Fees. We will pay the advisor a fee equal to 4.0% of the gross proceeds of this offering prior to May 3, 2005, and beginning May 3, 2005, 3.0% of the gross proceeds of this offering (estimated maximum of $119,125,000), subject to reduction under certain circumstances as described in the "Management Compensation" section of the Prospectus, for identifying the properties, structuring the terms of the acquisition and leases of the properties and structuring the terms of the mortgage loans. In addition, we will pay the advisor a fee equal to 4.0% of loan proceeds from permanent financing prior to May 3, 2005, and beginning May 3, 2005, 3.0% of loan proceeds from permanent financing, and 3.0% of amounts outstanding on the line of credit, if any, at the time of listing. Acquisition fees will also be paid in connection with the development, construction or renovation of a property.

ESTIMATED USE OF PROCEEDS

The following section updates and replaces the corresponding section beginning on page 29 of the Prospectus.

The tables set forth below summarize certain information relating to our anticipated use of offering proceeds, assuming that only 100 million Shares are sold and assuming that 400 million Shares are sold (33.3 million Shares had been sold as of May 2, 2005). We estimate that 15 million Shares will be issued through the Reinvestment Plan at a purchase price of $9.50 per Share.

In addition, assuming that 100 million Shares are sold, we estimate that approximately 4.25 million Shares (4.25% of the Shares) will be sold through distribution channels that will not involve the payment of selling commissions ("Selling Commissions") or the marketing support fee payable by us on offering proceeds and accordingly will be sold at a purchase price of $9.15 per Share. Further, we estimate that 4.25 million Shares (4.25% of the Shares) will be sold through distribution channels that will not involve the payment of Selling Commissions or the marketing support fee and will result in a reduced acquisition fee ("Acquisition Fee"). Prior to May 3, 2005, approximately one million of such Shares had been sold at a purchase price equal to $8.85 per Share. Beginning May 3, 2005, Shares sold through this distribution channel will be sold at a purchase price equal to $8.95 per Share. We estimate that the remaining 76.5 million Shares (approximately 76.5%) will be sold at the full $10.00 per Share offering price.

Assuming that 400 million Shares are sold, we estimate that approximately 20 million Shares (5% of the Shares) will be sold through distribution channels that will not involve the payment of Selling Commissions or the marketing support fee payable by us on offering proceeds and accordingly will be sold at a purchase price of $9.15 per Share. Further, the Company estimates that approximately 20 million Shares (5% of the Shares) will be sold through distribution channels that will not involve the payment of Selling Commissions or the marketing support fee and will result in a reduced Acquisition Fee. Prior to May 3, 2005, approximately one million of such Shares had been sold at a purchase price equal to $8.85 per Share. Beginning May 3, 2005, Shares sold through this distribution channel will be sold at a purchase price equal to $8.95 per Share. The Company estimates that the remaining 345 million Shares (approximately 86.25%) will be sold at the full $10.00 per Share offering price.

These estimates and the figures set forth below represent our best estimates of our intended sales results. There is no limit on the number of Shares that may be sold through these distribution channels; accordingly, these estimates may not reflect the actual number of Shares which may be sold at the various purchase prices described. If the maximum number of Shares is sold in this offering, we estimate that approximately 88.64% of the offering proceeds, or approximately $8.77 per Share, will be used to purchase properties (the "Properties") and make mortgage loans ("Mortgage Loans") and other "permitted investments" (as defined below). The remainder of the offering proceeds will be used to pay offering expenses, including Selling Commissions and the marketing support fee, and to pay our Advisor a fee for its services in connection with the selection, acquisition, development and construction of our real estate investments.

Any reduction in Selling Commissions, the marketing support fee, and/or Acquisition Fees will reduce the effective purchase price per Share to an investor for Shares purchased pursuant to this offering, but will not alter the cash available to us resulting from such sale with which we may acquire Properties, make Mortgage Loans or invest in other permitted investments. Shares purchased pursuant to our Reinvestment Plan will be purchased at $9.50 per Share and no Selling Commissions or marketing support fees will be paid in connection with such purchases.

As used herein, "Permitted Investments" means all investments that we may acquire pursuant to our articles of incorporation and bylaws. For purposes of the calculation of fees payable, Permitted Investments shall not include short-term investments acquired for purposes of cash management.

While the estimated use of proceeds set forth in the tables below is believed to be reasonable, these tables should be viewed only as estimates of the use of proceeds that may be achieved.

	Assuming sale of 100,000,000 Shares (1)		Maximum Offering (1)
	Amount	Percent	Amount	Percent

OFFERING PROCEEDS TO THE COMPANY (1)	$984,300,000	100.00%	$3,955,800,000	100.00%
Less:
Selling Commissions to CNL Securities Corp. (1)	49,725,000	5.05%	225,225,000	5.69%
Marketing Support Fee to CNL Securities Corp. (1)	15,300,000	1.55%	69,300,000	1.75%
Due Diligence Reimbursements to CNL Securities Corp. (1)	99,250	0.01%	399,250	0.01%
Offering Expenses (2)	17,368,750	1.76%	25,552,000	0.65%

NET PROCEEDS TO THE COMPANY	901,807,000	91.63%	3,635,323,750	91.90%
Less:
Acquisition Fees to the Advisor (3)	32,125,160	3.26%	119,125,160	3.01%
Acquisition Expenses (4)	2,461,000	0.25%	9,885,000	0.25%
Initial Working Capital Reserve (5)	—	—	—	—

CASH AVAILABLE FOR PURCHASE OF PROPERTIES AND THE MAKING OF MORTGAGE LOANS AND OTHER INVESTMENTS BY THE COMPANY (6)	$867,220,840	88.12%	$3,506,313,590	88.64%
________________________
FOOTNOTES:

(1)
As stated above, assuming 100 million Shares are sold, it has been estimated that approximately 76.5% of the Shares will not be sold subject to a discount, approximately 15% of the Shares will be issued through the Reinvestment Plan at a purchase price of $9.50 per Share, approximately 4.25% of the Shares will be sold at a price "net" of Selling Commissions and the marketing support fee and approximately 4.25% of the Shares will be sold at a price "net" of Selling Commissions and the marketing support fee, and subject to a reduced Acquisition Fee of 1.0%. Accordingly, offering proceeds are calculated as if (i) Selling Commissions equal to 6.5% of aggregate Gross Proceeds, a marketing support fee equal to 2.0% of aggregate Gross Proceeds and an Acquisition Fee equal to 4.0% prior to May 3, 2005 and 3.0% beginning May 3, 2005, are applied to approximately 76.5% of the Shares sold; (ii) approximately 15% of the Shares are sold pursuant to the Reinvestment Plan at a purchase price of $9.50 per Share; (iii) no Selling Commissions, no marketing support fee and an Acquisition Fee equal to 4.0% prior to May 3, 2005 and 3.0% beginning May 3, 2005, of Gross Proceeds are applied to approximately 4.25% of the Shares sold; and (iv) no Selling Commissions, no marketing support fee and a reduced Acquisition Fee equal to 1.0% of Gross Proceeds are applied to approximately 4.25% of the Shares sold. Assuming 400 million Shares are sold, it has been estimated that approximately 86.25% of the Shares will not be sold subject to a discount, approximately 3.75% of the Shares will be issued through the Reinvestment Plan at a purchase price of $9.50 per Share, approximately 5% of the Shares will be sold at a price "net" of Selling Commissions and the marketing support fee and approximately 5% of the Shares will be sold at a price "net" of Selling Commissions and the marketing support fee, and subject to a reduced Acquisition Fee of 1.0%. Accordingly, offering proceeds are calculated as if (i) Selling Commissions equal to 6.5% of aggregate Gross Proceeds, a marketing support fee equal to 2.0% of aggregate Gross Proceeds and an Acquisition Fee equal to 4.0% prior to May 3, 2005 and 3.0% beginning May 3, 2005, are applied to approximately 86.25% of the Shares sold; (ii) approximately 3.75% of the Shares are sold pursuant to the Reinvestment Plan at a purchase price of $9.50 per Share; (iii) no Selling Commissions, no marketing support fee and an Acquisition Fee equal to 4.0% of Gross Proceeds prior to May 3, 2005 and 3.0% beginning May 3, 2005, are applied to approximately 5% of the Shares sold; and (iv) no Selling Commissions, no marketing support fee and a reduced Acquisition Fee equal to 1.0% of Gross Proceeds are applied to approximately 5% of the Shares sold. See the section of the Prospectus entitled "The Offering — Plan of Distribution" for a description of the circumstances under which Selling Commissions and the marketing support fee may not be charged in connection with purchases: by the registered representatives or principals of the Managing Dealer or Soliciting Dealers, directors, officers and employees of ours and of our Affiliates and those persons' Affiliates; and via registered investment advisers. A portion of the Selling Commissions will be reduced in connection with volume discount purchases, which will be reflected by a corresponding reduction in the per Share purchase price. Selling Commissions and the marketing support fee will not be paid in connection with the purchase of Shares pursuant to the Reinvestment Plan.

(2)
Offering Expenses include legal, accounting, printing, escrow, filing, registration, qualification, and other expenses of the offering of the Shares, including marketing and sales costs, but exclude Selling Commissions, the marketing support fee and due diligence expense reimbursements. The Offering Expenses paid by us, together with the 6.5% Selling Commissions, the marketing support fee and due diligence expense reimbursements incurred by us will not exceed 13% of the proceeds raised in connection with this offering.

(3)
Acquisition Fees include all fees and commissions paid by us to any person or entity in connection with the selection or acquisition of any Property or other Permitted Investments or the making of any Mortgage Loan, including to Affiliates or non-Affiliates. Acquisition Fees do not include Acquisition Expenses. See the section of the Prospectus entitled "The Offering - Plan of Distribution" for a description of the circumstances under which Acquisition Fees will be reduced and an applicable discount will be available to purchasers. The amount of Acquisition Fees presented in the table above does not include Acquisition Fees payable on loan proceeds. See "Management Compensation" for a description of such fees. In connection with making investments, if we make an investment subject to existing debt, we will not be able to pay Acquisition Fees with respect to such debt out of debt proceeds and may need to use Net Offering Proceeds to pay such Acquisition Fees. In that event, the cash available to make investments will decrease. For example, assuming we sell 100,000,000 Shares and therefore raise $984,300,000, we expect to have approximately $901,807,000 of cash available to invest and pay Acquisition Fees and Acquisition Expenses. If the Properties acquired are subject to 25% assumed debt, we would be able to acquire Properties totaling approximately $1,156,000,000 (subject to approximately $289,000,000 of assumed debt). In such event, we would incur Acquisition Fees relating to the assumed debt of approximately $8,700,000 which would be paid from Net Offering Proceeds, thereby decreasing the amount of cash available to invest in Properties by such amount. Assuming we raise the maximum offering amount of $3,955,800,000, we expect to have approximately $3,635,000,000 of cash available to invest and pay Acquisition Fees and Acquisition Expenses. If the Properties acquired are subject to 25% assumed debt, we would be able to acquire Properties totaling approximately $4,675,000,000 (subject to approximately $1,169,000,000 of assumed debt). In such event, we would incur Acquisition Fees relating to the assumed debt of approximately $35,000,000 which would be paid from Net Offering Proceeds, thereby decreasing the amount of cash available to invest in Properties by such amount.

(4)
Represents Acquisition Expenses that are neither reimbursed to us nor included in the purchase price of the Properties, and on which rent is not received, but does not include certain expenses associated with Property acquisitions that are part of the purchase price of the Properties, that are included in the basis of the Properties, and on which rent is received. Acquisition Expenses include any and all expenses incurred by us, the Advisor, or any Affiliate of the Advisor in connection with the selection or acquisition of any Property or the making of any Mortgage Loan or other Permitted Investments, whether or not acquired or made, including, without limitation, legal fees and expenses, travel and communication expenses, costs of appraisals, nonrefundable option payments on a property not acquired, accounting fees and expenses, taxes, and title insurance, but exclude Acquisition Fees.

(5)
Generally our leases obligate the tenant to maintain a reserve fund up to a pre-determined amount to be used by the tenant to pay for replacement and renewal of furniture, fixtures and equipment, and routine capital expenditures relating to the Properties, it is not anticipated that a permanent reserve for maintenance and repairs will be established. This reserve is generally funded out of Property operations, however, to the extent that we have insufficient funds for such purposes, the Advisor may, but is not required to contribute to us an aggregate amount of up to 1% of the net offering proceeds ("Net Offering Proceeds") available to us for maintenance and repairs. As used herein, "Net Offering Proceeds" means Gross Proceeds less (i) Selling Commissions, (ii) Offering Expenses and (iii) the marketing support fee and due diligence expense reimbursements. The Advisor also may, but is not required to, establish reserves from offering proceeds, operating funds, and the available proceeds of any sales of our assets ("Sale").

(6)
Offering proceeds designated for investment in Properties or the making of Mortgage Loans or other Permitted Investments may also be used to repay debt borrowed in connection with such acquisitions. Offering proceeds designated for investment in Properties or the making of Mortgage Loans or other Permitted Investments temporarily may be invested in short-term, highly liquid investments with appropriate safety of principal. We may, at our discretion, use up to $100,000 per calendar quarter of offering proceeds for redemptions of Shares. See the section of the Prospectus entitled "Redemption of Shares."

MANAGEMENT COMPENSATION

The following information updates and replaces the corresponding information on page 32 of the Prospectus.

Type of Compensation And Recipient	Method of Computation	Estimated Maximum Amount

Acquisition Stage

Acquisition Fee to the Advisor and advisory fee payable to the Advisor or its Affiliates
Up to 4.0% of Gross Proceeds prior to May 3, 2005, and beginning May 3, 2005, up to 3.0% of Gross Proceeds, subject to reduction under certain circumstances described below, 4.0% of loan proceeds from permanent financing ("Permanent Financing") prior to May 3, 2005, and beginning May 3, 2005, 3.0% of loan proceeds from Permanent Financing, and 3.0% of amounts outstanding on the line of credit, if any, at the time of listing our Common Stock on a national exchange or over-the-counter market ("Listing"), but excluding loan proceeds used to finance secured equipment leases (collectively, "Total Proceeds") payable to the Advisor as Acquisition Fees. Acquisition Fees payable to the Advisor on sales of 500,000 Shares or more to a "purchaser" (as such term is defined in the section of this Prospectus titled "The Offering — Plan of Distribution") may be reduced to 1.0% of Gross Proceeds, provided all such Shares are purchased through the same registered investment adviser, Soliciting Dealer or the Managing Dealer. To the extent the Acquisition Fee payable to the Advisor is reduced in this manner for a particular stockholder, such stockholder and any person it transfers Shares to will be required to pay an annual 0.40% advisory fee on its Shares to the Advisor or its Affiliates. Payment of this fee will be withheld from distributions otherwise payable to such stockholder. Upon Listing, the advisory fee will no longer be payable to the Advisor or its Affiliates.

Actual amount of the Acquisition Fee is not determinable at this time but is estimated to be approximately $119.1 million if 400 million Shares are sold. Prior to May 3, 2005, Acquisition Fees incurred as a result of Permanent Financing totaled approximately $15.9 million and are estimated to increase to $108.6 million if Permanent Financing equals approximately $3.5 billion. Actual amount of the advisory fee is not determinable at this time.

SUMMARY OF REINVESTMENT PLAN

PARTICIPANT ACCOUNTS, FEES AND ALLOCATION OF SHARES

The following paragraph updates and replaces the corresponding paragraph on page 43 of the Prospectus.

Subject to the provisions of the Articles of Incorporation relating to certain restrictions on and the effective dates of transfer, Shares acquired pursuant to the Reinvestment Plan will entitle the Participant to the same rights and to be treated in the same manner as those purchased by the Participants in the offering. In the event that proceeds from the sale of Shares are used to acquire Properties or to invest in Mortgage Loans, we will pay Acquisition Fees of 4.0% of the purchase price of the Shares sold pursuant to the Reinvestment Plan prior to May 3, 2005, and beginning May 3, 2005, 3.0% of the purchase price of the Shares sold pursuant to the Reinvestment Plan. Assuming 100 million Shares are sold, in addition to Acquisition Fees, we will pay approximately 1.75%, 0.01% and 0.25% of the proceeds of reinvested Distributions to Affiliates as reimbursement for Offering Expenses, due diligence expenses and Acquisition Expenses, respectively. If the maximum numbers of Shares in this offering are sold, in addition to Acquisition fees, we will pay approximately 0.64%, 0.01% and 0.25% of the proceeds of reinvested Distributions to Affiliates as reimbursement for Offering Expenses, due diligence expenses and Acquisition Expenses, respectively. As a result, aggregate fees payable to our Affiliates will range from 3.9% to 5.01% of the proceeds of reinvested Distributions.

BUSINESS

PROPERTY ACQUISITIONS

Between May 26, 2005 and July 13, 2005, we acquired an interest in one seniors' housing Property. The seniors' housing Property is leased on a long-term, triple-net basis and is managed by Encore. In addition, we acquired two medical office buildings and two walk-in clinics that are leased on either a triple-net or a gross basis for a period of five to 20 years. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business — Description of Property Leases."

The following table sets forth the facility type, location, date acquired, capacity (stated in units or square feet), year built and our ownership percentage of each of the Properties we acquired between May 26, 2005 and July 13, 2005. Seniors' housing facilities are apartment-like facilities and are therefore stated in units. Medical office buildings and walk-in clinics are measured in square feet.

Facility and Location (1)	Date Acquired	Capacity (2)	Year Built	Percentage Owned
Assisted Living Facility:		(Units)
Encore Senior Living
Victorville, CA	6/30/05	49	1990	100%
Medical Office Buildings:		(Square Feet)
Chattanooga, TN (Memorial Plaza)	6/30/05	63,098	1995	100%
Chattanooga, TN (Mission Surgery Center)	6/30/05	44,979	2003	100%
Walk-in Clinics
Little Rock, AR (Rodney Parham)	6/30/05	7,280	1972	100%
Little Rock, AR (South University)	6/30/05	35,501	1983	100%

(1)
The seniors' housing facility consists of both independent living units and assisted living units in which case the Property is listed under the facility type representing the majority of the units and reflects the total of all units combined.

(2)	The assisted living facility is stated in units, and the medical office buildings and walk-in clinics are measured in square feet.

PENDING INVESTMENTS

As of July 13, 2005, we had initial commitments to acquire ownership interests in two entities that are expected to develop two medical office buildings with an aggregate completed development cost of $20.9 million. The two medical office buildings will be located in Westminster, Colorado and Towson, Maryland.

The acquisition of each of these investments is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these investments will be acquired by us. If acquired, the medical office buildings are expected to be leased on a triple-net basis with lease terms expected to range from five to 15 years. The medical office buildings are expected to have multiple tenants and are expected to be managed by DASCO, in which we own a 55% interest.

The following table sets forth the facility type, location, capacity (stated in square feet), year built and our expected ownership percentage for each of the investments.

Facility and Location	Capacity (1)	Year Built	Expected Ownership
Medical Office Buildings:	(Square Feet)
Westminster, CO	(2)	(2)	70%
Towson, MD	(3)	(3)	70%

(1)	Medical office buildings are measured in square feet.
(2)	Property is expected to begin construction in October 2005 with completion scheduled for July 2006. Upon completion, the building is expected to consist of 61,750 square feet.
(3)	Property is expected to begin construction in August 2005 with completion scheduled for August 2006. Upon completion, the building is expected to consist of 61,373 square feet.

BORROWING

On June 29, 2005, we obtained two mortgage loans aggregating $9.5 million in connection with the payment of an earnout provision for two Properties. The loans require monthly principal and interest payments at a fixed rate of 5.67% and mature in September 2012. The loan provisions allow us to extend the loans for one additional year with a variable interest rate based on a LIBOR Index.

On June 30, 2005, we assumed a $1.7 million mortgage loan in connection with the acquisition of a Property. The loan requires monthly principal and interest payments at a fixed rate of 7.51% and matures in May 2008.

THE ADVISOR AND THE ADVISORY AGREEMENT

THE ADVISORY AGREEMENT

On July 13, 2005, we entered into the First Amendment to the Renewal Agreement with the Advisor dated May 2, 2005, which renewed the Advisory Agreement for an additional one-year term commencing on May 3, 2005, and ending on May 3, 2006. The First Amendment provides that the Advisory Agreement be amended to reduce the percentage rate(s) of Total Proceeds to be used in determining Acquisition Fees payable to the Advisor under the Advisory Agreement from 4.0% to 3.0%. This reduction is deemed to be effective as of May 3, 2005.

THE OFFERING

PLAN OF DISTRIBUTION

The following paragraphs update and replace the corresponding paragraphs on page 136 and 137 of the Prospectus.

In order to encourage purchases in excess of 500,000 Shares, by the categories of investors described above, in addition to a discount equal to the 6.5% Selling Commissions and the 2.0% marketing support fee discount described above, if the investor is a "purchaser" (as defined below) and buys in excess of 500,000 Shares, and all such Shares were purchased through the same registered investment adviser, Soliciting Dealer or the Managing Dealer, such purchase and any subsequent purchase will be subject to a reduced Acquisition Fee of 1.0% (as opposed to 4.0% prior to May 3, 2005, and 3.0% beginning May 3, 2005). In such instance, the initial purchase price per Share was $8.85 prior to May 3, 2005, and beginning May 3, 2005, the initial purchase price per Share will be $8.95; provided, however, such purchaser and any person to whom the Shares are transferred, will be required to pay, through withholdings by the Company of Distributions otherwise payable to it, an annual 0.40% Advisory Fee on such person's Shares. See "Management Compensation."

*Further, in order to encourage purchases in excess of 500,000 Shares, in addition to the volume discounts described above, if the investor is a "purchaser" and buys in excess of 500,000 Shares, and all such Shares were purchased through the same Soliciting Dealer or the Managing Dealer, such sale and any subsequent sale will be subject to a reduced Acquisition Fee of 1.0% of the Gross Proceeds from such sale (as opposed to 4.0% prior to May 3, 2005, and 3.0 % beginning May 3, 2005). In such instance, such purchaser and any person to whom such Shares are transferred, will be required to pay, through withholdings by the Company of Distributions otherwise payable to it, an annual 0.40% Advisory Fee on such person's Shares. See "Management Compensation."

DEFINITIONS

"Permanent Financing" means financing (i) to acquire Assets, (ii) to pay the Secured Equipment Lease Servicing Fee, (iii) to pay a fee of 4.0% of any Permanent Financing prior to May 3, 2005, and beginning May 3, 2005, to pay a fee of 3.0% of any Permanent Financing, excluding amounts to fund Secured Equipment Leases, as Acquisition Fees, and (iv) to refinance outstanding amounts on the Line of Credit. Permanent Financing may be in addition to any borrowing under the Line of Credit.